UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview, Operating and Financial Review for the three months ended March 31, 2019 and the unaudited condensed consolidated interim financial statements of Golar LNG Limited (the "Company" or "Golar") as of and for the three months ended March 31, 2019.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-219095), which was filed with the U.S. Securities and Exchange Commission on June 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: May 22, 2019	By:	/s/ Graham Robjohns
	Name:	Graham Robjohns
	Title:	Principal Financial and Accounting Officer

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•	our inability and that of our counterparty to meet our respective obligations under the Lease and Operate Agreement entered into in connection with the BP Greater Tortue Ahmeyim project;

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, or floating liquefaction natural gas vessel, or FLNG, or small-scale LNG market trends, including charter rates, vessel values or technological advancements;

•	Golar Power Limited's ("Golar Power") ability to successfully complete and start up the Sergipe power station project and related FSRU contract;

•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;

•	our ability to close potential future sales of additional equity interests in Golar Hilli LLC on a timely basis or at all;

•	changes in the supply of or demand for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•
changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures, including changes related to potential divestitures, spin-offs or new partnerships;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in commodity prices;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements;

•	a decline or continuing weakness in the global financial markets;

•	changes in general domestic and international political conditions, particularly where we operate;

•	changes in the availability of vessels to purchase and in the time it takes to construct new vessels;

•	failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of our investments and acquisitions;

•	changes in our ability to sell vessels to Golar LNG Partners LP ("Golar Partners") or Golar Power;

•	changes in our relationship with Golar Partners, Golar Power or Avenir LNG Limited ("Avenir") and the sustainability of any distributions they may pay to us;

•
changes to rules and regulations, including without limitation, rules and regulations relating to fuel sulphur and ballast water, applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs, FLNGs or small-scale LNG vessels to various ports;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	increases in costs, including, among other things, crew wages, insurance, provisions, repairs and maintenance; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

All forward-looking statements included in this report are made only as of the date of this report and, except as required by law, we assume no obligation to update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2019 and 2018. Unless otherwise specified herein, references to "the Company", "Golar", "we", "us", and "our" refer to Golar LNG Limited and any one or more of its consolidated subsidiaries, or to all such entities. References to “Golar Partners” or the “Partnership” refer to Golar LNG Partners LP and to any one or more of its direct and indirect subsidiaries. References to “Golar Power” refer to Golar Power Limited and to any one or more of its direct and indirect subsidiaries. References to “OneLNG” refer to OneLNG S.A. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms defined herein, please see our annual report on Form 20-F for the year ended December 31, 2018, which was filed with the Commission on March 29, 2019.

Overview

We are a midstream LNG company engaged primarily in the transportation and regasification of LNG and the liquefaction of natural gas. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers, FSRUs and FLNGs and the development of LNG projects through our subsidiaries, affiliates and joint venture.

As of May 22, 2019, we, together with our affiliates Golar Partners and Golar Power, have a combined fleet of twenty-seven vessels, comprised of eighteen LNG carriers, eight FSRUs and one FLNG. Of these vessels, six of the FSRUs and four of the LNG carriers are owned by Golar Partners and one of the FSRUs and two of the LNG carriers are owned by Golar Power. Most of the Golar Partners owned vessels are on long-term time charters. Seven of our LNG carriers, one of our FSRUs and two of Golar Power’s LNG carriers are participating in an LNG carrier pool, referred to as the Cool Pool. Of our remaining vessels, our FLNG is operating under a long-term tolling agreement, two of our LNG carriers are on shorter-term time charters, the Gandria is being contemplated for conversion into a FLNG, the Gimi entered Keppel Shipyard Limited’s (“Keppel”) shipyard in early 2019 to commence initial work for her conversion into a FLNG to service the Greater Tortue Ahmeyim project, and one of our LNG carriers is currently unemployed. Golar Power’s FSRU is contracted under a long-term charter.

We intend to leverage our relationships with existing customers and continue to develop relationships with other industry participants. Our goal is to earn higher margins through maintaining strong service-based relationships combined with flexible and innovative LNG shipping, FSRU and FLNG solutions. We believe customers place their confidence in our shipping, storage, regasification and liquefaction services based on the reliable and safe way we conduct our, our affiliates’ and our joint venture's LNG operations.

Recent Developments

Since March 31, 2019, the significant developments that have occurred are as follows:

Golar Viking FSRU project
We entered into agreements with LNG Hrvatska d.o.o ("LNG Hrvatska"), to convert the 2005 built Golar Viking into a FSRU, sell the converted vessel, and then operate and maintain the FSRU for a minimum of 10 years. Conversion capital expenditures will largely be funded by stage payments from LNG Hrvatska under the agreements. On April 5, 2019, all conditions precedent were met and LNG Hrvatska provided us with a notice to proceed with the conversion and subsequent purchase of the Golar Viking. The Golar Viking is currently employed on a charter and will continue to be employed until the end of 2019. She is expected to enter Hudong-Zhonghua Shipbuilding (Group) Co., Ltd’s shipyard in China to commence conversion work in the first quarter of 2020. CSSC Leasing, an affiliate company of the shipyard, is expected to provide both bridge financing and conversion financing. Bridge financing is expected to cover the period from the fourth quarter of 2019 until the sale of the vessel, while conversion financing is expected to cover the period from the vessel’s entry into the shipyard until the sale of the vessel. The vessel will be sold to LNG Hrvatska for €159.6 million upon completion of the conversion. We will also receive an annual fee to operate the Golar Viking upon its conversion into an FSRU for 10 years.
BP Greater Tortue Ahmeyim project
As previously disclosed, we entered into a Lease and Operate Agreement, or LOA, with BP for the charter of a FLNG unit, the Gimi, to service the Greater Tortue Ahmeyim project for a 20-year period expected to commence in 2022. The FLNG Gimi will liquefy gas as part of the first phase of the Greater Tortue Ahmeyim project and will be located at an innovative nearshore hub located on the Mauritania and Senegal maritime border. The FLNG Gimi is designed to produce an average of approximately 2.5 million tonnes of LNG per annum, using the Black & Veatch “Prico” liquefaction process, with the total gas resources in the field estimated to be around 15 trillion cubic feet.

On April 16, 2019, we received a firm commitment from a consortium of lenders for $700 million for the FLNG Gimi. This financing is available during construction and has a tenor of seven years following the vessel’s commercial operations date and a 12-year amortization profile. Concurrently with receipt of this financing commitment, First FLNG Holdings Pte. Ltd., an indirect wholly-owned subsidiary of Keppel Capital Holdings Pte Ltd ("Keppel Capital"), subscribed to 30% of the total issued ordinary share capital of one of our subsidiaries, Golar MS Corporation. Golar MS Corporation also issued Keppel Shipyard with a final notice to proceed for the conversion works for FLNG Gimi that had been initiated under the limited notice to proceed in December 2018.
Spin-off of our TFDE LNG carriers

In May 2019, our board resolved to proceed with the spin-off of our TFDE LNG carrier business, subject to satisfactory market conditions, and to focus our future activities primarily around FLNG and downstream assets. This will allow LNG shipping investors more direct exposure to the LNG shipping market and reposition our core business toward LNG infrastructure on long-term contracts. We are currently in discussion with other owners of similar tonnage to join the new shipping company and have discussed with Golar Power exchanging one of their LNG carriers for the FSRU Golar Tundra. The management of our vessels will remain with Golar Management Norway AS.

Dividends

On May 21, 2019, we declared a dividend of $0.15 per share in respect of the quarter ended March 31, 2019 to holders of record on June 13, 2019, which will be paid on or about July 3, 2019.

Operating and Financial Review

Three month period ended March 31, 2019 compared with the three month period ended March 31, 2018

Vessel operations segment

	Three Months Ended March 31,
(in thousands of $, except average daily TCE) (1)	2019	2018	Change	% Change

Total operating revenues	59,763	66,190	(6,427)	(10)%
Vessel operating expenses	(18,176)	(18,415)	239	(1)%
Voyage, charterhire and commission expenses (including expenses from collaborative arrangements)	(16,140)	(24,521)	8,381	(34)%
Administrative expenses (2)	(12,893)	(9,980)	(2,913)	29%
Project development expenses (2)	(668)	(2,084)	1,416	(68)%
Depreciation and amortization	(16,112)	(16,409)	297	(2)%
Impairment of long-lived assets	(34,250)	—	(34,250)	100%
Other operating gains	9,260	—	9,260	100%
Operating loss	(29,216)	(5,219)	(23,997)	460%

Equity in net earnings (losses) of affiliates	(8,939)	4,826	(13,765)	(285)%

Other financial data:

Average daily TCE (1) (to the closest $100)	39,300	36,000	3,300	9%
(1) Average Time Charter Equivalent, or TCE, is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP Measures" for a discussion of TCE.
(2) With effect from quarter ended June 30, 2018, we presented new line item, "Project development expenses", which includes costs associated with pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization. Previously, these costs were presented within "Administrative expenses" along with our general overhead costs. This presentation change has been retrospectively adjusted in prior periods. See note 2 "Accounting Policies" of our consolidated financial statements included herein.

Total operating revenues: Total operating revenues decreased by $6.4 million to $59.8 million for the three months ended March 31, 2019 compared to $66.2 million for the same period in 2018. This was principally due to the $13.3 million decrease as a result of a reduction in utilization and daily hire rates, including repositioning fees, from our vessels participating in the Cool Pool for the three months ended March 31, 2019 compared to the same period in 2018. This was partially offset by the:

•	$5.5 million increase in Golar Viking as she was mostly on-hire this quarter compared to being in cold lay-up during the same period in 2018; and

•	$1.7 million increase as a result of the Golar Glacier's higher hire rate under current charter compared to the same period in 2018.

Average daily TCE: As a result of Golar Viking being on-hire for the entire quarter, compared to being in cold lay-up during the same period in 2018, we had a higher average daily TCE for the three months ended March 31, 2019 of $39,300 compared to $36,000 for the same period in 2018. However, there was an overall decrease in charter rates and utilization of most of our vessels within the period.

Vessel operating expenses: Vessel operating expenses decreased by $0.2 million to $18.2 million for the three months ended March 31, 2019, compared to $18.4 million for the same period in 2018, primarily due to the $1.1 million decrease in expenses incurred in relation to the Gandria. This is due to the vessel being delivered to the shipyard to commence generic work in readiness for her anticipated conversion into a FLNG during the three months ended March 31, 2018. Subsequently she was released from the shipyard in the second half of 2018 and was in lay up for the three months ended March 31, 2019. This was partially offset by $0.9 million increase of routine maintenance costs of our fleet during the three months ended March 31, 2019.

Voyage, charterhire and commission expenses: Voyage, charterhire and commission expenses largely relate to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The decrease in voyage, charterhire and commission expenses of $8.4 million to $16.1 million for the three months ended March 31, 2019 compared to $24.5 million for the same period in 2018, is principally due to:

•
$9.9 million of voyage expenses that arose from the decreased utilization of our vessels participating within the Cool Pool, for which we receive credit under the Cool Pool arrangement (further described in note 17(d) "Related Parties" of our consolidated financial statements included herein); and

•
partially offset by a $1.5 million increase in costs in relation to the Golar Arctic. This vessel was mostly on commercial waiting time for the three months ended March 31, 2019, compared to full utilization during the same period in 2018.

Impairment of long-lived assets: The impairment loss of $34.3 million is associated with our LNG carrier, the Golar Viking. In March 2019, we signed an agreement with LNG Hrvatska for the future sale of the Golar Viking once converted into an FSRU, following the completion of its current charter lease term. Although the sale is not expected to close until the last quarter in 2020, the transaction triggered an immediate impairment test. As the current carrying value of the vessel exceeds the price a market participant would pay for the vessel at measurement date, a non-cash impairment charge of $34.3 million was recognized. The fair value was based on average broker valuations at measurement date and represents the exit price in the principal LNG carrier sales market.

Other operating gains: This represents the amounts recovered in connection with the ongoing arbitration proceedings arising from the delays and the termination of the Golar Tundra time charter with a former charterer.

Equity in net earnings (losses) of affiliates:

	Three Months Ended March 31,
(in thousands of $)	2019	2018	Change	% Change
Equity in net (losses) earnings in Golar Partners	(7,690)	4,816	(12,506)	(260)%
Share of net (losses) earnings in other affiliates	(1,249)	10	(1,259)	(12,590)%
Equity in net earnings (losses) of affiliates	(8,939)	4,826	(13,765)	(285)%

The share of net earnings in Golar Partners represents our share of equity in Golar Partners. As of March 31, 2019, we held a 32.0% (2018: 32.0%) ownership interest in Golar Partners (including our 2% general partner interest) and 100% of the incentive distribution rights ("IDRs").

The share of net earnings in other affiliates represents our share of equity in Egyptian Company for Gas Services S.A.E and Avenir LNG Limited.

FLNG segment

	Three Months Ended March 31,
(in thousands of $)	2019	2018	Change	% Change

Total operating revenues	54,524	—	54,524	100%
Vessel operating expenses	(13,072)	—	(13,072)	(100)%
Voyage, charter-hire and commission expenses	(360)	—	(360)	(100)%
Administrative expenses (1)	(652)	—	(652)	—%
Project development expenses (1)	(922)	(1,196)	274	(23)%
Depreciation and amortization	(12,051)	—	(12,051)	(100)%
Other operating gains	30,613	13,600	17,013	125%
Operating income	58,080	12,404	45,676	368%

Equity in net losses of affiliates	—	(1,531)	1,531	(100)%

(1) With effect from quarter ended June 30, 2018, we presented new line item, "Project development expenses", which includes costs associated with pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization. Previously, these costs were presented within "Administrative expenses" along with our general overhead costs. This presentation change has been retrospectively adjusted in prior periods. See note 2 "Accounting Policies" of our consolidated financial statements included herein.

Total operating revenues: On May 31, 2018, the Hilli was accepted by the customer and, accordingly, commenced operations. As a result, she generated $54.5 million total operating revenues in relation to her liquefaction services for the three months ended March 31, 2019.

Vessel operating expenses: This represents the running costs incurred in operating the Hilli.

Project development expenses: This relates to non-capitalized project related expenses comprising of legal, professional and consultancy costs. The decrease for the three months ended March 31, 2019 was primarily as a result of decreased engineering consultation fees in relation to the Greater Tortue / Ahmeyim Project.

Other operating gains: Includes the realized and unrealized gain on the oil derivative instrument. During the three months ended March 31, 2019, we recognized a realized gain of $2.2 million and an unrealized fair value gain of $28.4 million a result of the increased price of Brent Crude during the quarter. During the three months ended March 31, 2018 we recognized an unrealized fair value gain of $13.6 million.

Equity in net losses of affiliates: Pursuant to the formation of OneLNG in July 2016, we equity account for our share of net losses in OneLNG. Given the difficulties in finalizing an attractive debt financing package along with other capital and resource priorities, in April 2018, Golar and Schlumberger decided to wind down OneLNG and work on FLNG projects as required on a case-by-case basis.

Power segment

	Three Months Ended March 31,
(in thousands of $)	2019	2018	Change	% Change

Equity in net losses of affiliates	(3,960)	(4,836)	876	(18)%

The equity in net losses of Golar Power principally relates to trading activity of the Golar Celsius and the Golar Penguin operating as LNG carriers within the Cool Pool arrangement (further described in note 17 "Related Parties" of our consolidated financial statements included herein) and the administrative cost of business development activities from Golar Power's Brazilian subsidiaries. The main Brazilian activity relates to the CELSE project, which is not yet operational as the power plant is still under construction.

Other non-operating results

The following details our other consolidated results for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
(in thousands of $)	2019	2018	Change	% Change

Interest income	3,214	1,944	1,270	65%
Interest expense	(29,352)	(13,998)	(15,354)	110%
Losses on derivative instruments	(5,699)	(874)	(4,825)	552%
Other financial items, net	(1,407)	(363)	(1,044)	288%
Income taxes	(205)	6	(211)	(3,517)%
Net loss attributable to non-controlling interests	(24,257)	(12,605)	(11,652)	92%

Interest income: Interest income increased by $1.3 million to $3.2 million for the three months ended March 31, 2019 compared to $1.9 million for the same period in 2018. The increase was primarily due to the returns on our fixed deposits that had been made during the three months ended March 31, 2019, and income derived from the lending capital of our lessor VIEs, that we are required to consolidate under U.S. GAAP.

Interest expense: Interest expense increased by $15.4 million to $29.4 million for the three months ended March 31, 2019 compared to $14.0 million for the same period in 2018. In addition to an increase in LIBOR rates, this was principally due to:

•	$14.6 million lower capitalized interest on borrowing costs in relation to our investment in the Hilli FLNG conversion prior to acceptance of the vessel in May 2018; and

•	$3.9 million increase in interest expense arising on the loan facilities of our consolidated lessor VIEs.

These are partially offset by a:

•
$2.2 million decrease in interest expense incurred on the deposits received from Golar Partners in relation to the Hilli disposal. These deposits were applied to the purchase price for the Hilli acquisition in July 2018; and

•	$0.7 million decrease in interest expense due to the conversion of the Hilli shareholder loans following the Hilli disposal.

Losses on derivative instruments: Losses on derivative instruments increased by $4.8 million to a loss of $5.7 million for the three months ended March 31, 2019 compared to a loss of $0.9 million for the same period in 2018. The movement was primarily due to:

Net realized and unrealized gains/(losses) on interest rate swap agreements: As of March 31, 2019, we have an interest rate swap portfolio with a notional amount of $1.0 billion, none of which are designated as hedges for accounting purposes. Net unrealized gains/(losses) on the interest rate swaps decreased to a loss of $5.3 million for the three months ended March 31, 2019 compared to a gain of $7.3 million for the same period in 2018. The increase was due to the decline in the long-term swap rates for the three months ended March 31, 2019. Realized gains on our interest rate swaps increased to a gain of $2.1 million for the three months ended March 31, 2019, compared to a gain of $0.6 million for the same period in 2018. The increase was primarily due to higher LIBOR rates for the three months ended March 31, 2019.

Unrealized losses on total return swap (or equity swap): In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with DNB Bank ASA in connection with a share buyback scheme. The facility has been extended to June 2019. The equity swap derivatives mark-to-market adjustment resulted in a net loss of $3.2 million recognized in the three months ended March 31, 2019 compared to a net loss of $9.2 million for the same period in 2018.

Other financial items, net: Other financial items, net decreased by $1.0 million to a loss of $1.4 million for the three months ended March 31, 2019 compared to a loss of $0.4 million for the same period in 2018 primarily as a result of consolidating our VIEs.

Net income attributable to non-controlling interests: The net income attributable to non-controlling interests comprises of (i) $12.2 million and $1.4 million in relation to the non-controlling shareholders who hold interests in Hilli LLC and Hilli Corp (prior to the incorporation of Hilli LLC) for the three months ended March 31, 2019 and 2018, respectively, and (ii) $12.1 million and $11.2 million in relation to the equity interests in our lessor VIEs for the three months ended March 31, 2019 and 2018, respectively. We are party to sale and leaseback arrangements for eight vessels with these lessor VIEs. While we do not hold any equity investments in these lessor VIEs, we are the primary beneficiary. Accordingly, these lessor VIEs are consolidated into our financial results and thus the equity attributable to the financial institutions in their respective variable interest entities are included in non-controlling interests in our consolidated results.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of debt, working capital requirements, potential investments in our joint venture and conversion project related commitments due within the next 12 months. We may require additional working capital for the continued operation of our vessels in the spot market (via the Cool Pool), which is dependent upon vessel employment and fuel costs incurred during idle time. We remain responsible for manning and technical management of our vessels within the Cool Pool. We estimate that total forecast vessel operating expenses relating to our eight vessels within the Cool Pool (excluding the two vessels that form part of the Golar Power fleet) for the next 12 months will be $50.3 million, based on our historical average operating costs.

As of March 31, 2019, we had cash and cash equivalents (including restricted cash and short-term deposits) of $690.3 million, of which $477.6 million is restricted cash. Included within restricted cash is $175.0 million in respect of the issuance of the letter of credit by a financial institution to our project partner involved in the Hilli FLNG project, an aggregate of $86.1 million cash collateral relating to requirements under our total return equity swap, and the balance which mainly relates to the cash belonging to our lessor VIEs that we are required to consolidate under U.S. GAAP.

Since March 31, 2019, significant transactions impacting our cash flows include:

Receipts:

•	receipt of $71.8 million from Keppel Capital following its subscription of 30% of the total issued ordinary share capital of Golar MS Corporation and proceeds from cash calls; and

•
receipt of $9.2 million in May 2019, in respect of cash distributions for the quarter ended December 31, 2018, from Golar Partners in relation to our interests in its common and general partner units held at the relevant record date; albeit $1.6 million was used to satisfy interest repayments on the margin loan facility as a result of 21,226,586 of Golar Partners common units held by us being pledged as security for the obligations under the facility.

Payments:

•	payment of $86.7 million in relation to capital expenditure commitments on the Gimi conversion;

•	payment of a $15.1 million cash distribution to our shareholders in April 2019, in respect of the quarter ended December 31, 2019;

•	payment of $9.4 million scheduled loan and interest repayments; and

•	payment of $3.4 million, in respect of cash distributions from Hilli LLC for the quarter ended March 31, 2019.

As previously disclosed in our annual financial statements for the year ended December 31, 2018, note 5, a pre-condition of the Golar Tundra lease financing with CMBL, is for the vessel to be employed under an effective charter.  Under the terms of our sale and lease back facility for the Golar Tundra, by virtue of our prior termination of the WAGL charter, we are required to find a replacement charter by June 30, 2019 or we could be required to refinance the FSRU. We have now received agreement from the lenders, to extend the June 2019 call option date to June 2021.

In February 2019, Golar entered into an agreement with BP for the charter of a FLNG unit, the Gimi after conversion, for a 20-year period expected to commence in the second half of 2022. Golar also entered into a Shareholders Agreement with Keppel Capital in respect of their participation in a 30% share of the project. Total conversion works, which incorporate lessons learned from FLNG Hilli, including some improvements and modifications, are expected to cost approximately $1.3 billion. We anticipate annual contracted revenues less forecasted operating costs of approximately $215.0 million. Golar has received a firm $700 million underwritten financing commitment for a long-term financing facility. The facility will be available during the Gimi conversion and has a tenor of 7 years post commissioning and a 12-year amortization profile.

To address our anticipated capital expenditure (in particular those associated with our initial commitments related to the Gimi conversion) and working capital requirements over the next 12 months, we are in ongoing discussions with various financial institutions for funding sources which we could utilize for the funding of our capital commitments, investments, working capital and the scheduled repayments of long and short-term debt balances. While we believe we will be able to obtain the necessary funds and have a track record of successfully financing our conversion projects, we cannot be certain that the proposed new credit facilities will be executed in time or at all. In addition, if market and economic conditions are favorable, we may also consider further issuances of corporate debt or equity to increase liquidity. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, public and private debt or equity offerings, and potential sales of our interests in our vessel owning subsidiaries operating under long-term charters.

Accordingly, we believe that, based on our plans as outlined above, we will have sufficient facilities to meet our anticipated liquidity requirements for our business for at least the next 12 months from May 22, 2019 and that our working capital is sufficient for our present requirements. While we cannot be certain of execution or timing of all or any of the above financings, we are confident of our ability to do so. We have performed stress testing of our forecast cash reserves under various theoretical scenarios, which include assumptions such as extremely prudent revenue contributions from our fleet, full operating costs and maintaining our dividend payments based on our most recent pay out, and accordingly are confident of our ability to manage through the near term cash requirements.

Borrowing activities

During the three months ended March 31, 2019, we did not enter into any new debt facilities.

During April 2019, the pre-condition of the Golar Tundra lease financing with CMBL for the FSRU to be employed under an effective charter by June 30, 2019 was extended to June 30, 2021.

Security, debt and lease restrictions
Certain of our borrowings are secured by, among other things and to the extent applicable, ship liens, pledges of the equity interests of the borrowers and/or the guarantors, a parent company guarantee, general assignments (including the assignment of all earnings), insurance assignments, account charges, managers’ undertakings and the subordination of shareholder loans. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the relevant lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include maintaining positive working capital ratio, tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, Golar has covenanted to retain at least $50 million of cash and cash equivalents on a consolidated group basis. In addition, as of March 31, 2019, there are cross default provisions in certain of our and Golar Partners' and Golar Power's loan and lease agreements.

Cash Flow

	Three Months Ended March 31,
(in thousands of $)	2019	2018	Change	% Change
Net cash provided by operating activities	52,479	31,236	21,243	68%
Net cash provided by (used in) investing activities	10,833	(124,566)	135,399	(109)%
Net cash (used in) provided by financing activities	(77,302)	44,227	(121,529)	(275)%
Net decrease in cash, cash equivalents and restricted cash	(13,990)	(49,103)	35,113	(72)%
Cash, cash equivalents and restricted cash at beginning of period	704,261	612,677	91,584	15%
Cash, cash equivalents and restricted cash at end of period	690,271	563,574	126,697	22%

Net cash provided by operating activities was $52.5 million for the three months ended March 31, 2019, compared to $31.2 million for the same period in 2018, representing an improvement of $21.2 million largely due to general timing of working capital.

Net cash provided investing activities of $10.8 million for the three months ended March 31, 2019 arose mainly due to:

•	$9.7 million of cash consideration received from Golar Partners in respect of the remaining net purchase price less working capital adjustments in connection with the Hilli acquisition; and

•	$9.2 million of dividends received from Golar Partners.

This was partially offset by:

•	the addition of $3.6 million to asset under development relating to payments made in respect of the conversion of the Gimi into a FLNG; and

•	additions of $4.2 million to investments in affiliates in relation to our investments in Golar Power and Avenir.

Net cash used in investing activities of $124.6 million for the three months ended March 31, 2018 arose mainly due to:

•	the addition of $89.8 million to asset under development relating to payments made in respect of the conversion of the Hilli into a FLNG; and

•	additions of $43.4 million to investments in affiliates, which relates principally to capital contributions made to Golar Power.

Net cash used in financing activities was $77.3 million for the three months ended March 31, 2019 and arose primarily due to:

•	scheduled debt repayments of $57.4 million; and

•	payment of dividends of $19.9 million.

Net cash provided by financing activities for the three months ended March 31, 2018 of $44.2 million arose primarily due to total proceeds of $115.0 million from further drawdowns on the FLNG Hilli facility in relation to the conversion of the Hilli into a FLNG.

This was partially offset by:

•	loan repayments of $66.0 million, which includes a payment of $38.9 million in relation to the modification of the Golar Tundra lease financing; and

•	payment of dividends of $5.0 million.

Critical Accounting Policies

The preparation of our condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

For a description of our other material accounting policies that involve a higher degree of judgment, please refer to note 2 "Basis of Preparation and Significant Accounting Policies" of our consolidated financial statements filed with our annual report on Form 20-F for the year ended December 31, 2018, for additional details.

Non-GAAP Measures

Average Daily Time Charter Equivalent

The average TCE rate of our fleet is a measure of the average daily revenue performance of a vessel. TCE is calculated only in relation to our vessel operations. For time charters, TCE is calculated by dividing total operating revenues (including revenue from the Cool Pool, but excluding vessel and other management fees and liquefaction services revenue), less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other entities. Refer to our most recent quarterly earnings release on our investor relations section on our website (www.golar.com) for a reconciliation to the most directly comparable financial measure under U.S. GAAP. Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE:

	Three Months Ended March 31,
(in thousands of $ except number of days and average daily TCE)	2019	2018
Total operating revenues	114,287	66,190
Less: Liquefaction services revenue	(54,524)	—
Less: Vessel and other management fees	(5,453)	(6,075)
Time and voyage charter revenues (1)	54,310	60,115
Voyage and commission expenses (1)(3)	(16,140)	(24,521)
	38,170	35,594
Calendar days less scheduled off-hire days (2)	971	990
Average daily TCE (to the closest $100)	39,300	36,000
(1) This includes revenue and voyage expenses from the collaborative arrangement in respect of the Cool Pool amounting to $17.1 million and $14.5 million and $10.4 million and $19.7 million, respectively, for the three months ended March 31, 2019 and 2018.
(2) This excludes days when vessels are in cold lay-up, undergoing dry dock or undergoing conversion.
(3) "Voyage and commission expenses" is derived from the caption "Voyage, charterhire and commission expenses" and "Voyage, charterhire and commission expenses - collaborative arrangement" less voyage and commission expenses in relation to the Hilli of $0.4 million and $nil for the three months ended March 31, 2019 and 2018, respectively.

Risk Factors

You should carefully consider the risk factors discussed in Part I, Item 3. Key Information - Risk Factors in our annual report for the year ended December 31, 2018 filed with the Securities and Exchange Commission ("SEC") on March 29, 2019 as well as other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the SEC, which could materially affect our business, financial condition or results of operations.

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of $, except per share data)		Three Months Ended March 31,
	Notes	2019	2018
Time and voyage charter revenues		37,166	45,633
Time charter revenues - collaborative arrangement	17	17,144	14,482
Liquefaction services revenue	5	54,524	—
Vessel and other management fees	5	5,453	6,075
Total operating revenues	4, 17	114,287	66,190

Vessel operating expenses		(31,248)	(18,415)
Voyage, charterhire and commission expenses		(6,079)	(4,791)
Voyage, charterhire and commission expenses - collaborative arrangement	17	(10,421)	(19,730)
Administrative expenses	2	(13,545)	(10,736)
Project development expenses	2	(1,590)	(3,280)
Depreciation and amortization		(28,163)	(16,409)
Impairment of long-lived assets		(34,250)	—
Total operating expenses		(125,296)	(73,361)

Other operating income
Realized and unrealized gain on oil derivative instrument	2	30,613	13,600
Other operating gains	18	9,260	—
Total other operating income		39,873	13,600

Operating income		28,864	6,429

Financial income/(expense)
Interest income		3,214	1,944
Interest expense	17	(29,352)	(13,998)
Losses on derivative instruments	2, 7	(5,699)	(874)
Other financial items, net	2, 7	(1,407)	(363)
Net financial expense		(33,244)	(13,291)

Loss before income taxes, equity in net losses of affiliates and non-controlling interests		(4,380)	(6,862)
Income taxes		(205)	6
Equity in net losses of affiliates	12	(12,899)	(1,541)

Net loss		(17,484)	(8,397)
Net income attributable to non-controlling interests		(24,257)	(12,605)
Net loss attributable to Golar LNG Limited		(41,741)	(21,002)
Basic and dilutive loss per share ($)	6	(0.41)	(0.21)

Cash dividends declared and paid per share ($)		$0.15	$0.05

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of $)		Three Months Ended March 31,
	Notes	2019	2018

Net loss		(41,741)	(8,397)

Other comprehensive loss:
Net loss on qualifying cash flow hedging instruments		—	(5,038)
Net loss on foreign currency translation		(1,017)	—
Other comprehensive loss	15	(1,017)	(5,038)
Comprehensive loss		(42,758)	(13,435)

Comprehensive income/(loss) attributable to:

Stockholders of Golar LNG Limited		(67,015)	(26,040)
Non-controlling interests		24,257	12,605
Comprehensive loss		(42,758)	(13,435)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED BALANCE SHEETS

		2019	2018
(in thousands of $)	Notes	Mar-31	Dec-31
		Unaudited	Audited
ASSETS
Current
Cash and cash equivalents		212,673	217,835
Restricted cash and short-term deposits	10	322,767	332,033
Trade accounts receivable (1)		27,309	64,918
Inventories		8,565	7,006
Other current assets		27,333	18,720
Amounts due from related parties	17	8,169	9,425
Total current assets		606,816	649,937
Non-current
Restricted cash	10	154,831	154,393
Investments in affiliates	12	552,885	571,782
Asset under development	11	56,990	20,000
Vessels and equipment, net	11	3,207,441	3,271,379
Other non-current assets	13	143,326	139,104
Total assets		4,722,289	4,806,595

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt and short-term debt	14	924,468	730,257
Trade accounts payable		11,418	9,701
Accrued expenses		131,012	133,234
Other current liabilities		116,733	121,529
Amounts due to related parties	17	7,587	5,417
Total current liabilities		1,191,218	1,000,138
Non-current
Long-term debt	14	1,588,722	1,835,102
Other non-current liabilities		150,560	145,564
Total liabilities		2,930,500	2,980,804

Equity
Stockholders' equity		1,690,306	1,745,125
Non-controlling interests		101,483	80,666

Total liabilities and stockholders' equity		4,722,289	4,806,595
(1) This includes amounts arising from transactions with related parties (see note 17).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

		2019	2018
(in thousands of $)	Notes	Jan-Mar	Jan-Mar

OPERATING ACTIVITIES
Net loss		(17,484)	(8,397)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization		28,163	16,409
Amortization of deferred charges and debt guarantees		992	1,835
Dry docking expenditure		(2,369)	—
Equity in net losses of affiliates		12,899	1,541
Dividends received		—	4,305
Compensation cost related to share options		2,582	1,952
Net foreign exchange loss		357	572
Change in fair value of derivative instruments	2	9,125	1,443
Change in fair value of oil derivative instrument	2	(28,380)	(13,600)
Impairment of long-lived asset		34,250	—
Change in assets and liabilities:
Trade accounts receivable		37,609	(4,502)
Inventories		(1,559)	(1,796)
Other current and non-current assets	2	(20,482)	(2,294)
Amounts due to related parties		(5,271)	6,580
Trade accounts payable		(838)	(5,029)
Accrued expenses		2,676	(2,296)
Other current and non-current liabilities	2	209	34,513
Net cash provided by operating activities		52,479	31,236

INVESTING ACTIVITIES
Additions to vessels and equipment		(189)	(323)
Additions to asset under development		(3,612)	(89,849)
Additions to investments in affiliates		(4,222)	(43,399)
Dividends received		9,204	9,005
Proceeds from disposals to Golar Partners		9,652	—
Net cash provided by (used in) investing activities		10,833	(124,566)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt		—	115,000
Repayments of short-term and long-term debt		(57,385)	(66,012)
Cash dividends paid		(19,917)	(5,033)
Proceeds from exercise of share options		—	436
Financing costs paid		—	(164)
Net cash (used in) provided by financing activities		(77,302)	44,227
Net decrease in cash, cash equivalents and restricted cash		(13,990)	(49,103)
Cash, cash equivalents and restricted cash at beginning of period	10	704,261	612,677
Cash, cash equivalents and restricted cash at end of period	10	690,271	563,574

Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(in thousands of $)	March 31, 2019	December 31, 2018	March 31, 2018	December 31, 2017
Cash and cash equivalents	212,673	217,835	172,380	214,862
Restricted cash and short-term deposits (current portion)	322,767	332,033	215,412	222,265
Restricted cash (non-current portion)	154,831	154,393	175,782	175,550
	690,271	704,261	563,574	612,677

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Accumulated Retained Earnings (Losses)	Total before Non- controlling Interest	Non-controlling Interest	Total Equity
Balance at December 31, 2017	101,119	(20,483)	1,538,191	200,000	(7,769)	(95,742)	1,715,316	80,988	1,796,304

Net (loss) income	—	—	—	—	—	(21,002)	(21,002)	12,605	(8,397)
Dividends	—	—	—	—	—	(5,033)	(5,033)	—	(5,033)
Exercise of share options	19	—	417	—	—	—	436	—	436
Employee stock compensation	—	—	3,016	—	—	—	3,016	—	3,016
Forfeiture of share options	—	—	(700)	—	—	—	(700)	—	(700)
Other comprehensive income (see note 15)	—	—	—	—	(5,038)	—	(5,038)	—	(5,038)

Balance at March 31, 2018	101,138	(20,483)	1,540,924	200,000	(12,807)	(121,777)	1,686,995	93,593	1,780,588

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2018	101,303	(20,483)	1,857,196	200,000	(28,512)	(364,379)	1,745,125	80,666	1,825,791

Net (loss) income	—	—	—	—	—	(41,741)	(41,741)	24,257	(17,484)
Dividends	—	—	—	—	—	(14,643)	(14,643)	(3,440)	(18,083)
Employee stock compensation	—	—	2,582	—	—	—	2,582	—	2,582
Other comprehensive loss (see note 15)	—	—	—	—	(1,017)	—	(1,017)	—	(1,017)

Balance at March 31, 2019	101,303	(20,483)	1,859,778	200,000	(29,529)	(420,763)	1,690,306	101,483	1,791,789
(1) Contributed Surplus is capital that can be returned to stockholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited.

As of March 31, 2019, our fleet comprises of 12 LNG carriers, one Floating Storage Regasification Unit (''FSRU'') and one Floating Liquefaction Natural Gas vessel ("FLNG"). We also operate, under management agreements, Golar LNG Partners LP's ("Golar Partners" or the "Partnership") fleet of 10 vessels and Golar Power Limited's ("Golar Power") fleet of three vessels. Collectively with Golar Partners and Golar Power, our combined fleet is comprised of 18 LNG carriers, eight FSRUs and one FLNG.

We are listed on the Nasdaq under the symbol: GLNG.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or anyone or more of its consolidated subsidiaries, or to all such entities.

Going concern

The condensed consolidated financial statements have been prepared on a going concern basis.

As previously disclosed in our annual financial statements for the year ended December 31, 2018, note 5, a pre-condition of the Golar Tundra lease financing with CMBL, is for the vessel to be employed under an effective charter.  Under the terms of our sale and lease back facility for the Golar Tundra, by virtue of our prior termination of the WAGL charter, we are required to find a replacement charter by June 30, 2019 or we could be required to refinance the FSRU. We have now received agreement from the lenders, to extend the June 2019 call option date to June 2021.

In February 2019, Golar entered into an agreement with BP for the charter of a FLNG unit, the Gimi after conversion, for a 20-year period expected to commence in the second half of 2022. Golar also entered into a Shareholders Agreement with Keppel Capital in respect of their participation in a 30% share of the project. Total conversion works, which incorporate lessons learned from FLNG Hilli, including some improvements and modifications, are expected to cost approximately $1.3 billion. We anticipate annual contracted revenues less forecasted operating costs of approximately $215.0 million. Golar has received a firm $700 million underwritten financing commitment for a long-term financing facility. The facility will be available during the Gimi conversion and has a tenor of 7 years post commissioning and a 12-year amortization profile.

To address our anticipated capital expenditure (in particular those associated with our initial commitments related to the Gimi conversion) and working capital requirements over the next 12 months, we are in ongoing discussions with various financial institutions for funding sources which we could utilize for the funding of our capital commitments, investments, working capital and the scheduled repayments of long and short-term debt balances. While we believe we will be able to obtain the necessary funds and have a track record of successfully financing our conversion projects, we cannot be certain that the proposed new credit facilities will be executed in time or at all. In addition, if market and economic conditions are favorable, we may also consider further issuances of corporate debt or equity to increase liquidity. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, public and private debt or equity offerings, and potential sales of our interests in our vessel owning subsidiaries operating under long-term charters.

Accordingly, we believe that, based on our plans as outlined above, we will have sufficient facilities to meet our anticipated liquidity requirements for our business for at least the next 12 months from May 22, 2019 and that our working capital is sufficient for our present requirements. While we cannot be certain of execution or timing of all or any of the above financings, we are confident of our ability to do so. We have performed stress testing of our forecast cash reserves under various theoretical scenarios, which include assumptions such as extremely prudent revenue contributions from our fleet, full operating costs and maintaining our dividend payments based on our most recent pay out, and accordingly are confident of our ability to manage through the near term cash requirements.

2.    ACCOUNTING POLICIES

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with our annual financial statements for the year ended December 31, 2018.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated financial statements for the three months ended March 31, 2019 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2018, except for “Leases” as a result of adopting the requirements of ASU 2016-02 “Leases (Topic 842)”(hereafter, ASC 842). The impact of this change in accounting policy on the unaudited condensed consolidated financial statements is disclosed in note 3 and note 8.

Our revenue contracts and related expense recognition

Contracts relating to our LNG carriers, FSRUs and FLNG asset can take the form of operating leases, finance leases, tolling agreements and management agreements. In addition, we contract a portion of our vessels in the spot market through our collaborative arrangement “Cool Pool”. Although the substance of these contracts are similar, (they allow our customers to hire our assets and to avail of Golar’s management services for a specified day rate) the accounting treatment varies. We outline our policies for determining the appropriate GAAP treatment below.

Lease accounting versus revenue accounting

To determine whether a contract conveys a lease agreement for a period of time, the Group has assessed whether, throughout the period of use, the customer has both of the following:

•	The right to obtain substantially all of the economic benefits from the use of the identified asset; and

•	The right to direct the use of that identified asset.

If a contract relating to an asset fails to give the customer both of the above rights, we account for the agreement as a revenue contract. A contract relating to an asset will generally be accounted for as a revenue contract if the customer does not contract for substantially all of the capacity of the asset (i.e. another third party could contract for a meaningful amount of the asset capacity).

In situations where we provide management services unrelated to an asset contract, we account for the contract as a revenue contract.

Lease accounting

When a contract is designated as a lease, we make an assessment on whether the contract is an operating or a finance lease. An agreement will be a finance lease if any of the following conditions are met;

•	Ownership of the asset is transferred at the end of the lease term;

•	The contract contains an option to purchase the asset which is reasonably certain to be exercised;

•	The lease term is for a major part of the remaining useful life of the contract, although contracts entered into the last 25% of the asset’s useful life are not subject to this criterion;

•	The discounted value of the fixed payments under the lease represent substantially all of the fair value of the asset; or

•	The asset is heavily customized such that it could not be used for another charter at the end of the term.

Lessor accounting

In making the classification assessment, we estimate the residual value of the underlying asset at the end of the lease term with reference to broker valuations. None of our lease contracts contain residual value guarantees. Agreements which include renewal and termination options are included in the lease term if we believe that they are "reasonably certain" of being exercised. The determination of whether lessee extension clauses are reasonably certain depends on matters such as economic incentives.

Generally, lease accounting commences when the asset is made available to the customer, however, where the contract contains specific customer acceptance testing conditions, lease accounting will not commence until the asset has successfully passed the acceptance test. We assess a lease under the modification guidance when there is change to the terms and conditions of the contract that results in a change in the scope or the consideration of the lease.

Costs directly associated with the execution of the lease or costs incurred after lease inception (the execution of the contract) but prior to the commencement of the lease that directly relate to preparing the asset for the contract (for example bunker costs), are capitalized and amortized to the Income Statement over the lease term. We also defer upfront revenue payments (for example positioning fees) to the Balance Sheet and amortize to the Income Statement over the lease term.

Fixed revenue from operating leases is accounted for on a straight line basis over the life of the lease; while variable revenue is accounted for as incurred in the relevant period. Fixed revenue includes fixed payments and variable payments based on a rate or index. For our operating leases, we have elected the practical expedient to combine our service revenue and operating lease income as the timing and pattern of transfer of the components are the same.

On inception of a finance lease, we derecognize the related asset and record a “net investment in finance lease” on our Balance Sheet. The net investment represents the fixed payments due from the lessee, discounted at the rate implicit in the lease. We allocate finance lease income to the Income Statement (“interest income”) to reflect a constant periodic rate of return on our finance lease investment.

Revenue accounting

Contracts within the scope of revenue accounting include our liquefaction services contract relating to the Hilli asset and our management fee services provided to our affiliates (Golar Partners and Golar Power) and customers who lease our assets under finance lease arrangements.

For liquefaction services revenue, the provision of liquefaction services capacity is considered a single performance obligation recognised evenly over time. We consider our services (the receipt of customer’s gas, treatment and temporary storage on board our FLNG and delivery of LNG to waiting carriers) to be a series of distinct services that are substantially the same and have the same pattern of transfer to our customer. We recognize revenue when obligations under the terms of our contract are satisfied. We have applied the practical expedient to recognize liquefaction services revenue in proportion to the amount we have the right to invoice.

Contractual payment terms for liquefaction services is monthly in arrears. Contract liabilities arise when the customer makes payments in advance of receiving services. The period between when invoicing and when payment is due is not significant.

Management fees are generated from commercial and technical vessel-related services and corporate and administrative services.
Our management services provided are considered a single performance obligation recognized evenly over time as our services are rendered. We consider our services a series of distinct services that are substantially the same and have the same pattern of transfer to the customer. We recognize revenue when obligations under the terms of our contracts with our customers are satisfied. We have applied the practical expedient to recognize management fee revenue in proportion to the amount we have the right to invoice.

Our contracts generally have an initial contract term of one year or less, after which the arrangement continues with a short notice period to end the contract, ranging from 30 days to 180 days. Contract assets arise when we render management services in advance of receiving payment from our customers.

Derivatives

Changes in presentation of fair value of derivative instruments and oil derivative instrument

With effect from the quarter ended September 30, 2018, we presented two new line items in operating activities on the face of the statements of cash flows. Given the significance of the oil derivative instrument in the current year, we believe that the introduction of this new line item in the statements of cash flows provides users of our financial statements greater transparency over a key element of our business. This presentation change has been retrospectively restated in prior periods. The change in presentation for the period ended March 31, 2018 is as follows:

	Three months ended March 31, 2018
(in thousands of $)	As previously reported	Adjustments (decrease) increase	As adjusted
Change in fair value of derivative instruments	—	1,443	1,443
Change in fair value of oil derivative instrument	—	(13,600)	(13,600)
Change in assets and liabilities:
Other current and non-current assets	(23,430)	21,136	(2,294)
Other current and non-current liabilities	43,492	(8,979)	34,513

Gains/(losses) on derivative instruments

With effect from the quarter ended September 30, 2018, we presented a new line item under financial income (expense) on the face of the statements of income. The new line item, "Losses on derivative instruments", includes the movement of our derivative instruments. Previously, these items were presented within "Other financial items, net" along with our general finance costs. We believe that the introduction of these new line items will provide users of our financial statements greater transparency over our derivative instruments. This presentation change has been retrospectively applied for all prior periods. The change in presentation for the three months ended March 31, 2018 is as follows:

	Three Months Ended March 31, 2018
(in thousands of $)	As previously reported	Adjustments Increase/ (Decrease)	As adjusted
Losses on derivative instruments	—	(874)	(874)
Other financial items, net	(1,237)	874	(363)

Project development expenses

With effect from the quarter ended June 30, 2018, we presented a new line item in operating expenses on the face of the statements of income. The new line item, "Project development expenses", includes the costs associated with pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization. Previously, these costs were presented within "Administrative expenses" along with our general overhead costs. We believe that the introduction of this new line item in the statements of income provides users of our financial statements greater transparency over a key element of our business. This presentation change has been retrospectively restated in prior periods. The change in presentation for the three months ended March 31, 2018 is as follows:

	Three months ended March 31, 2018
(in thousands of $)	As previously reported	Adjustments increase (decrease)	As adjusted
Project development expenses	—	3,280	3,280
Administrative expenses	14,016	(3,280)	10,736

Oil Derivative Instrument

In relation to the oil derivative instrument, the fair value was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA. Significant inputs used in the valuation of the oil derivative instrument include management’s estimate of an appropriate discount rate and the length of time to blend the long-term and the short-term oil prices obtained from quoted prices in active markets. The changes in fair value of our oil derivative instrument is recognized in each period in current earnings in "Realized and unrealized gain on oil derivative instrument".

The realized and unrealized gain on oil derivative instrument is as follows:

(in thousands of $)	Three Months Ended March 31,
	2019	2018
Realized gain on oil derivative instrument	2,233	—
Unrealized gain on oil derivative instrument	28,380	13,600
	30,613	13,600

For further information on the nature of this derivative, refer to note 16. The unrealized gain results from movement in oil prices above a contractual floor price over term of the LTA; the realized gain results from monthly billings above the base tolling fee under the LTA.

Impairment of non-current assets

In March 2019, we entered into a number of contracts relating to the conversion and subsequent disposal of the Golar Viking. As of March 31, 2019, although we were still awaiting on LNG Hrvatska to issue Golar a final notice to proceed, we determined that there was sufficient probability of the sale being finalized to trigger an impairment test on the vessel.  The impairment test resulted in a charge of $34.3 million. The fair value of the LNG carrier Golar Viking is categorized within level 2 of the fair value hierarchy, and is based on the average of third party broker valuations. The fair value does not factor in any cash flows associated with the conversion project. The value represents the price that a market participant would pay for a LNG carrier as this is the principal market for the vessel. This is consistent with the fair value methodology that we use for all of our LNG carriers.

Use of estimates

The preparation of financial statements in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As of March 31, 2019, we leased eight vessels under finance leases from wholly-owned special purpose vehicles ("Lessor SPVs") of financial institutions in connection with our sale and leaseback transactions. While we do not hold any equity investments in these Lessor SPVs, we have determined that we are the primary beneficiary of these entities and, accordingly, we are required to consolidate these VIEs into our financial results. The key line items impacted by our consolidation of these VIEs are short-term and long-term debt, restricted cash and short-term deposits, non-controlling interests, interest income and interest expense. In consolidating these lessor VIEs, on a quarterly basis, we must make assumptions regarding (i) the debt amortization profile; (ii) the interest rate to be applied against the VIEs’ debt principal; and (iii) the VIE's application of cash receipts. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. Upon receipt of the audited annual financial statements of the lessor VIEs, we will make a true-up adjustment for any material differences.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842) along with subsequent amendments ASU 2019-20 Leases (Topic 842): Narrow scope improvements for lessors in December 2018 and ASU 2019-01 Leases (Topic 842): Codification improvements in March 2019. Topic 842 modifies the definition of a lease, requires reassessment of the lease term upon the occurrence of certain triggers and introduces new disclosures. Lessors are required to classify leases as sales-type, direct financing or operating, with classification affecting the pattern of income recognition and provides guidance for sale and leaseback transactions. Topic 842 requires a lessee to recognize leases on its balance sheet by recording a lease liability (representing the obligation to make future lease payments) and a right of use asset (representing the right to use the asset for the lease term). Leases for lessees will be classified as either financing or operating with classification affecting the pattern of expense recognition in the income statement.

We adopted this Topic 842 on January 1, 2019 under a modified retrospective transition approach. In contracts where we act as either the lessor or lessee we have elected to use the ‘package’ of practical expedients available, which means no reassessment on transition of whether an agreement contains a lease, lease classification, and initial direct costs under ASC 842. As part of this package the lease term has been determined using hindsight up to date of transition when considering lessee options to extend or terminate the agreement or to purchase the underlying asset. Furthermore, where available we have elected not to separate the components in our lease arrangements, instead accounting for them on a combined component under ASC 842. Our election of the practical expedient providing transition relief will result in our prior periods not being restated and will continue to be represented in accordance with Topic 840.

The impact on the Company of applying ASU 842 as a lessee, based on contractual arrangements in place at December 31, 2018, will be the recognition of lease liabilities of $15.8 million, along with right-of-use assets with a similar aggregate value, which mainly relates to our office leases. This liability corresponds to our lessee related liability for future lease payments presented on the face of the consolidated balance sheet as other current liabilities of $5.5 million and other non-current liabilities of $10.3 million, while the carrying value of the lessee right-of-use assets is disclosed in note 13 to these consolidated financial statements.

For contracts where we are the lessor, the practical expedients we have elected has resulted in no change to our Balance Sheet on adoption. Our legacy leases will continue to be classified in accordance with Topic 840, while modifications and subsequent accounting will follow the accounting under Topic 842. Leases entered into on or after January 1, 2019 have been assessed under the requirements of Topic 842. New lessor presentation and disclosure requirements have been applied to our new and existing lease agreements. The carrying value of the assets subject to lessor operating leases, and the maturity analysis of operating lease payments under arrangements where we are the lessor, are disclosed in note 8 to the consolidated financial statements.

In July 2018, the FASB issued ASU 2018-09 Codification improvements. The amendments in this ASU cover a wide range of topics including primarily minor corrections, clarifications and codification improvements. We adopted the codification improvements that were not effective on issuance on January 1, 2019 under the specified transition approach connected with each of the codification improvements. The impact of this amendment has not had a material impact on our consolidated financial statements or related disclosures, including retained earnings as January 1, 2019.

Accounting pronouncements that have been issued but not adopted

The following table provides a brief description of recent accounting standards that have been issued but not yet adopted:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendment ASU 2018-19 Codification Improvements to Topic 326 ‘‘Financial Instruments-Credit Losses”

Replaces the incurred loss impairment methodology with an expected loss methodology that requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates.
		January 1, 2020	Under evaluation
ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement	Removes some disclosure requirements relating to transfers between Level 1 and Level 2 of the FV hierarchy. Introduces new disclosure requirements for Level 3 measurements	January 1, 2020	No material impact on our disclosure requirements as we have no Level 3 measurements.
ASU 2018-14 Compensation-Retirement Benefits-Defined Benefit Plans-General (Subtopic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans.
Removes some disclosure requirements that are not expected to materially change Golar’s existing note. Introduces new disclosure requirements including an explanation of the reasons for significant gains and losses relating to changes in the benefit obligation.
		January 1, 2021	No material impact on disclosure requirements.
ASU 2018-15 Intangibles-Goodwill and Other- Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.

Aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal use software.
		January 1, 2020	No material impact on disclosure requirements.
ASU 2018-17 Consolidation (Topic 810) - Targeted Improvements to Related Party Guidance for Variable Interest Entities
For the purposes of determining whether a decision making fee is a variable interest, a company is now required to consider indirect interests held through related parties under common control on a proportionate basis as opposed to as a direct investment in the entity.
		January 1, 2020	No impact on historical consolidation assessments.
ASU 2018-18 Collaborative Arrangements (Topic 808) - Clarifying the Interaction between Topic 808 and Topic 606.	Provides guidance on determining when transactions between collaborative arrangement participants should be accounted for as revenue under 606.	January 1, 2020	Under evaluation

4.    SEGMENT INFORMATION

We are a marine LNG infrastructure provider and a project development company. We own and operate LNG carriers, a FLNG and FSRUs and provide these services under time charters under varying periods. As of March 31, 2019, we have completed the commissioning of our first FLNG vessel and have entered the power market in an effort to become a midstream LNG solution provider. Our reportable segments consist of the primary services each provides. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. "Project development expenses" are allocated to each segment based on the nature of the project. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into three reportable segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of March 31, 2019, we operate in the following three reportable segments:

•
Vessel operations – We operate and subsequently charter out vessels on fixed terms to customers. We also provide technical vessel management services for our fleet as well as the fleets of Golar Partners and Golar Power.

•
FLNG – In 2014, we ordered our first FLNG based on the conversion of our existing LNG carrier, the Hilli. The Hilli FLNG conversion was completed and the vessel was accepted by the customer under the LTA. In February 2019, Golar entered into an agreement with BP for the charter of a FLNG, which will be converted from our existing LNG carrier, the Gimi, for a 20-year period expected to commence in 2022. The Gimi was relocated from layup to Keppel Shipyard in early 2019 to proceed with the conversion.

In July 2016, we entered into an agreement with Schlumberger B.V. ("Schlumberger") to form OneLNG, a joint venture, with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. As a result, we report the equity in net losses of OneLNG in the FLNG segment. In May 2018, it was decided that Golar and Schlumberger will wind down OneLNG and work on FLNG projects as required on a case-by-case basis.

•
Power – In July 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power, with private equity firm Stonepeak. Golar Power offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure.

Statement of Operations:	Three Months Ended March 31, 2019					Three Months Ended March 31, 2018
(in thousands of $)	Vessel operations	FLNG	Power	Other (1)	Total	Vessel operations	FLNG	Power	Other (1)	Total
Total operating revenues	59,763	54,524	—	—	114,287	66,190	—	—	—	66,190
Depreciation and amortization	(16,112)	(12,051)	—	—	(28,163)	(16,409)	—	—	—	(16,409)
Other operating expenses	(47,877)	(15,006)	—	—	(62,883)	(55,756)	(1,196)	—	—	(56,952)
Impairment of long-lived assets (2)	(34,250)	—	—	—	(34,250)	—	—	—	—	—
Other operating gains (note 18)	9,260	30,613	—	—	39,873	—	13,600	—	—	13,600
Operating income (loss)	(29,216)	58,080	—	—	28,864	(5,975)	12,404	—	—	6,429

Inter segment operating income (loss) (3)	197	—	—	(197)	—	101	—	—	(101)	—
Segment operating (loss) income	(29,019)	58,080	—	(197)	28,864	(5,874)	12,404	—	(101)	6,429

Equity in net (losses) earnings of affiliates	(8,939)	—	(3,960)	—	(12,899)	4,826	(1,531)	(4,836)	—	(1,541)

Balance Sheet:	March 31, 2019					December 31, 2018
(in thousands of $)	Vessel operations	FLNG	Power	Other (1)	Total	Vessel operations	FLNG	Power	Other (1)	Total
Total assets	2,882,880	1,580,006	265,051	(5,648)	4,722,289	2,990,506	1,555,389	266,151	(5,451)	4,806,595
Investments in affiliates	287,834	—	265,051	—	552,885	305,631	—	266,151	—	571,782
(1) Eliminations required for consolidation purposes.
(2) On March 29, 2019 we signed an agreement with LNG Hrvatska for the future sale of the Golar Viking once converted into an FSRU, following the completion of its current charter lease term, which triggered an impairment indicator. The impairment loss of $34.3 million is recognized in operating costs for the write down of the Golar Viking asset to its fair value. Fair value is based on average broker valuation at date of measurement and represents the exit price in the principal LNG carrier sales market.
(3) Inter segment operating income (loss) relates to management fee revenues and charter revenues between the segments.

Revenues from external customers

During the three months ended March 31, 2019, our vessels operated predominately under charters within the Cool Pool and under our LTA with Perenco and SNH.

For the three months ended March 31, 2019 and 2018, revenues from the following customers accounted for over 10% of our total operating revenues, excluding vessel and other management fees:

	Three Months Ended March 31,
(in thousands of $)	2019		2018
Cool Pool (note 17)	41,670	38%	54,958	91%
Perenco and SNH (note 5)	54,524	50%	—	—%

5.    REVENUE

Contract assets arise when we render services in advance of receiving payment from our customers. Contract liabilities arise when the customer makes payments in advance of receiving the services. Changes in our contract balances during the period are as follows:

(in thousands of $)	Contract assets (1)	Contract liabilities (2)
Opening balance on January 1, 2019	24,376	31,296
Payments received for services billed	(19,937)	—
Services provided and billed in current period	56,578	—
Payments received for services billed in current period	(37,921)	—
Deferred commissioning period billing	—	(1,055)
Closing balance on March 31, 2019	23,096	30,241
(1) Relates to management fee revenue and liquefaction services revenue, see a) and b) below.
(2) Relates to liquefaction services revenue, see b) below.

a) Management fee revenue:

By virtue of an agreement to offset intercompany balances entered into between us and Golar Partners and Golar Power, of our total contract asset balances above:

•	$3.1 million is included in balance sheet line item "Amounts due from related parties" under current assets ($3.1 million at December 31, 2018), and

•	$3.0 million is included in "Amounts due to related parties" under current liabilities ($4.3 million at December 31, 2018).

Refer to note 17 for further details of our management fee revenue and contract terms.

b) Liquefaction services revenue:

The Hilli is moored in close proximity to the Customer’s gasfields, providing liquefaction service capacity over the term of the LTA. Liquefaction services revenue recognized comprises the following amounts:

	Three Months Ended March 31,
(in thousands of $)	2019	2018
Base tolling fee (1)	51,125	—
Amortization of deferred commissioning period billing (2)	1,055	—
Amortization of Day 1 gain (3)	2,488	—
Other	(144)	—
Total	54,524	—
(1) The LTA bills at a base rate in periods when the oil price is $60 or less per barrel (included in "Liquefaction services revenue" in the consolidated statements of income), and at an increased rate when the oil price is greater than $60 per barrel (recognized as a derivative and included in "Realized and unrealized gain on oil derivative instrument" in the consolidated statements of income, excluded from revenue and from the transaction price).

(2) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term, of $33.8 million is considered an upfront payment for services. These amounts billed are deferred (included in "Other current liabilities" and "Other non-current liabilities" in the consolidated balance sheets) and recognized as part of "Liquefaction services revenue" in the consolidated statements of income evenly over the contract term.
(3) The Day 1 gain was established when the oil derivative asset was initially recognized in December 2017 for $79.6 million (recognized in "Other current liabilities" and "Other non-current liabilities" in the consolidated balance sheets). This amount is amortized and recognized as part of "Liquefaction services revenue" in the consolidated statements of income evenly over the contract term.

6.    EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share ("EPS") is calculated with reference to the weighted average number of common shares outstanding during the period.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Three Months Ended March 31,
	2019	2018
Net loss attributable to Golar LNG Ltd stockholders - basic and diluted	(41,741)	(21,002)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	Three Months Ended March 31,
	2019	2018
Weighted average number of common shares outstanding	101,303	100,618

Earnings (loss) per share are as follows:

	Three Months Ended March 31,
	2019	2018
Basic and diluted	$(0.41)	$(0.21)

For the three months ended March 31, 2019 and 2018, stock options and convertible bonds have been excluded from the calculation of diluted EPS because the effect was anti-dilutive.

7.     (LOSSES) GAINS ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

(Losses) gains on derivative instruments comprise of the following:

(in thousands of $)	Three Months Ended March 31,
	2019	2018
Mark-to-market adjustment for interest rate swap derivatives	(5,250)	7,314
Interest income on undesignated interest rate swaps	2,118	569
Mark-to-market adjustment for equity derivatives	(3,221)	(9,200)
Mark-to-market adjustment for foreign exchange swap derivatives	654	443
	(5,699)	(874)

Other financial items, net comprise of the following:

(in thousands of $)	Three Months Ended March 31,
	2019	2018
Foreign exchange loss on operations	(357)	(572)
Amortization of debt guarantee	317	178
Financing arrangement fees and other costs	(1,318)	(20)
Others	(49)	51
	(1,407)	(363)

8.	OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters in respect of our vessels as of March 31, 2019, were as follows:

Nine months ending December 31, 2019
(in thousands of $)
2019	19,619
Total	19,619

With the exception of the Hilli which has a carrying value of $1,253.6 million as of March 31, 2019 and depreciation for the 3 months ending March 31, 2019 of $12.1 million, management's intention is that all owned vessels are available to be used by customers under operating lease arrangements.

The components of operating lease income were as follows:

Three months ended March 31, 2019
(in thousands of $)
Operating lease income	10,177
Variable lease income (1)	2,463
Total operating lease income	12,640
(1) "Variable lease income" is excluded from lease payments that comprise the minimum contractual future revenues.

Rental expense

We lease certain office premises, equipment on-board our fleet of vessels and service boats supporting the Hilli under operating leases. Many lease agreements include one or more options to renew. We will include these renewal options when we are reasonably certain that we will exercise the option. The exercise of these lease renewal options is at our discretion.

Variable lease cost relates to certain of our lease agreements which include payments that vary. These are primarily generated from service charges related to our usage of office premises, usage charges for equipment on-board our fleet of vessels, adjustments for inflation, and fuel consumption for the rental of service boats supporting the Hilli.

The components of operating lease cost were as follows:

(in thousands of $)	Three months ended March 31, 2019
Operating lease cost (1)	1,966
Variable lease cost (2)	162
Total operating lease cost	2,128

(1) "Operating lease cost" includes short-term lease cost.
(2) "Variable lease cost" is excluded from lease payments that comprise the operating lease liability.

Total operating lease cost is included in income statement line-items "Vessel operating expenses" and "Administrative expenses".

Right-of-use assets obtained in exchange for new operating lease liabilities during the three months ended March 31, 2019 amounted to $13.6 million.

Our weighted average remaining lease term for our operating leases is 5.7 years. Our weighted-average discount rate applied for the majority of our operating leases is 5.5%.

The maturity of our lease liabilities is as follows:

(in thousands of $)
Year ending December 31,	Operating leases
2019 (1)	3,938
2020	3,465
2021	2,302
2022	1,244
2023	504
Thereafter	2,528
Total operating lease liabilities on March 31, 2019	13,981
(1) For the nine months ending December 31, 2019.

9.     VARIABLE INTEREST ENTITIES ("VIE")

As of March 31, 2019, we leased eight (December 31, 2018: eight) vessels from VIEs as part of sale and leaseback agreements, of which four were with ICBCL entities, one with a CMBL entity, one with a CCBFL entity, one with a COSCO Shipping entity and one with a CSSC entity. Each of the ICBCL, CMBL, CCBFL, COSCO Shipping and CSSC entities are wholly-owned, newly formed special purpose vehicles ("Lessor SPVs"). In each of these transactions, we sold our vessel and then subsequently leased back the vessel on a bareboat charter for a term of ten years. We have options to repurchase each vessel at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of the ten year lease period. Refer to note 5 to our consolidated financial statements filed with our annual report on Form 20-F for the year ended December 31, 2018, for additional details.

While we do not hold any equity investments in the above Lessor SPVs, we have determined that we have a variable interest in these SPVs and that these lessor entities, that own the vessels, are VIEs. Based on our evaluation of the agreements, we have concluded that we are the primary beneficiary of these VIEs and, accordingly, these lessor VIEs are consolidated into our financial results. We did not record any gains or losses from the sale of these vessels as they continued to be reported as vessels at their original costs in our consolidated financial statements at the time of each transaction. Similarly, the effect of the bareboat charter arrangement is eliminated upon consolidation of the Lessor SPV. The equity attributable to the respective lessor VIEs are included in non-controlling interests in our consolidated results. As of March 31, 2019 and December 31, 2018, the respective vessels are reported under "Vessels and equipment, net" in our consolidated balance sheets.

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of March 31, 2019, are shown below:

(in thousands of $)	2019 (1)	2020	2021	2022	2023	2024+
Golar Glacier	12,884	17,147	17,100	17,100	17,100	12,884
Golar Kelvin	12,931	17,147	17,100	17,100	17,100	15,695
Golar Snow	12,931	17,147	17,100	17,100	17,100	15,695
Golar Ice	12,884	17,147	17,100	17,100	17,100	18,600
Golar Tundra (2)	16,011	20,618	19,782	18,968	18,154	31,179
Golar Seal	10,297	13,717	13,717	13,717	13,754	27,433
Golar Crystal (2)	8,801	11,635	11,520	11,439	11,343	36,120
Hilli (2)	91,154	117,773	113,520	109,267	105,116	398,899
(1) For the nine months ending December 31, 2019.
(2) The payment obligations relating to the Golar Tundra, Golar Crystal and Hilli above includes variable rental payments due under the lease based on an assumed LIBOR plus margin.

The assets and liabilities of these lessor VIEs that most significantly impact our consolidated balance sheet as of March 31, 2019 and December 31, 2018, are as follows:

(in thousands of $)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Tundra	Golar Seal	Golar Crystal	Hilli	March 31, 2019	December 31, 2018
Assets									Total	Total
Restricted cash and short-term deposits	9,265	76,093	8,720	3	—	19,862	3,603	57,270	174,816	176,428

Liabilities
Debt:
Current portion of long-term debt and short-term debt (1)	140,033	182,541	142,829	113,668	11,204	—	5,744	149,296	745,315	646,513
Long-term interest bearing debt - non-current portion (1)	—	—	—	—	106,332	123,524	89,410	733,950	1,053,216	1,200,774
	140,033	182,541	142,829	113,668	117,536	123,524	95,154	883,246	1,798,531	1,847,287
(1) Where applicable, these balances are net of deferred finance charges.

The most significant impact of lessor VIE's operations on our unaudited consolidated statements of income is interest expense of $20.6 million and $6.5 million for the three months ended March 31, 2019 and 2018, respectively. The most significant impact of lessor VIE's cash flows on our unaudited consolidated statements of cash flows is net cash paid of $48.9 million and $47.1 million in financing activities for the three months ended March 31, 2019 and 2018, respectively.

Subsequent to the sale of common units in Golar Hilli LLC, we have retained sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Hilli. Accordingly, management have concluded Hilli LLC is a VIE and that we are the primary beneficiary.

Summarized financial information of Hilli LLC

The assets and liabilities of Hilli LLC that most significantly impact our consolidated balance sheet are as follows:

	Hilli LLC (1)
(in thousands of $)	March 31, 2019	December 31, 2018
Assets
Cash and short-term deposits	31,906	85,238
Restricted cash and short-term deposits	57,270	57,441
Vessels and equipment, net	1,286,069	1,301,279
Other non-current assets	121,188	91,431
	1,496,433	1,535,389

Liabilities
Current portion of long-term debt and short-term debt	149,296	148,880
Long-term interest bearing debt - non-current portion	733,950	749,100
	883,246	897,980
(1) As Hilli LLC is the primary beneficiary of the Hilli Lessor VIE (see above) the Hilli LLC balances include the Hilli Lessor VIE.

The most significant impact of Hilli LLC VIE's operations on our unaudited consolidated statements of income, and unaudited consolidated statements of cash flows, are as follows:

(in thousands of $)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Statement of operations
Liquefaction services revenue	54,524	—
Realized and unrealized gains on the oil derivative instrument	30,613	13,600

Statement of cash flows
Net debt repayments	14,734	—

10.     RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	March 31, 2019	December 31, 2018
Restricted cash relating to the total return equity swap	86,050	82,863
Restricted cash in relation to the Hilli	175,034	174,597
Restricted cash and short-term deposits held by lessor VIEs	174,816	176,428
Restricted cash relating to the $1.125 billion debt facility	7,466	17,657
Collateral on the Margin Loan Facility	33,413	33,413
Restricted cash relating to office lease	778	777
Bank guarantee	41	691
Total restricted cash and short-term deposits	477,598	486,426
Less: Amounts included in current restricted cash and short-term deposits	(322,767)	(332,033)
Long-term restricted cash	154,831	154,393

11.    ASSET UNDER DEVELOPMENT

(in thousands of $)	March 31, 2019	December 31, 2018
Purchase price installments	12,330	—
Interest costs capitalized	500	—
Other costs capitalized (note 13)	44,160	20,000
	56,990	20,000

In October 2014, we entered into agreements for the conversion of the Gimi to a FLNG. The primary vessel conversion contract was entered into with Keppel in December 2018. In February 2019, Golar entered into an agreement with BP for the charter of a FLNG unit, the Gimi, to service the Greater Tortue Ahmeyim project for a 20-year period expected to commence in 2022. The Gimi was delivered to Keppel shipyard in Singapore to undergo initial works in connection with her conversion in early 2019. Accordingly, the carrying value of the Gimi of $20.0 million was reclassified from "Vessels and equipment, net" to "Asset under development" as of December 31, 2018.

In April 2019, we issued the shipyard with a Final Notice to Proceed with conversion works that had been initiated under the Limited Notice to Proceed (see note 19). The estimated conversion cost of the Gimi is approximately $1.3 billion.

12.     INVESTMENTS IN AFFILIATES

	Three Months Ended March 31,
(in thousands of $)	2019	2018
Share of net (losses)/earnings in Golar Partners	(7,690)	4,816
Share of net loss in Golar Power	(3,960)	(4,836)
Share of net loss in OneLNG	—	(1,531)
Share of net (losses)/earnings in Egyptian Company for Gas Services ("ECGS")	(853)	10
Share of net loss in Avenir	(396)	—
	(12,899)	(1,541)

The carrying amounts of our investments in our equity method investments as at March 31, 2019 and December 31, 2018 are as follows:

(in thousands of $)	March 31, 2019	December 31, 2018
Golar Partners	254,267	271,160
Golar Power	265,051	266,151
Avenir	28,660	28,710
Others	4,907	5,761
Equity in net assets of affiliates	552,885	571,782

13.     OTHER NON-CURRENT ASSETS

Other non-current assets comprise of the following:

(in thousands of $)	March 31, 2019	December 31, 2018
Oil derivative instrument (1)	113,110	84,730
Operating lease right-of-use-assets (2)	13,608	—
Investment in OLT Offshore LNG Toscana S.p.A (3)	7,347	7,347
Other non-current assets (4)	8,066	40,729
Mark-to-market interest rate swaps valuation	1,195	6,298
	143,326	139,104

(1) "Oil derivative instrument" refers to a derivative embedded in the Hilli LTA. See note 2 for further details.

(2) Following the adoption of ASC 842, the balance sheet presents right-of-use-assets which mainly comprise of our office leases. This standard has been adopted under a modified retrospective transition approach as of January 1, 2019.

(3) "Investment in OLT Offshore LNG Toscana S.p.A" ("OLT-O") refers to our investment in an Italian incorporated unlisted company which is involved in the construction, development, operation and maintenance of a FSRU terminal to be situated off the Livorno coast of Italy, representing a 2.7% interest in OLT-O’s issued share capital.

(4) "Other non-current assets" as of December 31, 2018 is mainly comprised of payments made relating to long lead items ordered in preparation for the conversion of the Gimi into a FLNG vessel. Subsequent to the receipt of a Limited Notice to Proceed from BP in relation to the Greater Tortue in December 2018, initial works of the FLNG conversion had commenced in January 2019. Consequently, as of March 31, 2019 the aggregate carrying value of $31.0 million has been reclassified to "Asset under development" (see note 11).

14.    DEBT

As of March 31, 2019 and December 31, 2018, our debt was as follows:

(in thousands of $)	March 31, 2019	December 31, 2018
Golar Arctic facility	56,475	58,300
Golar Viking facility	45,573	46,875
2017 convertible bonds	357,098	353,661
Margin loan	100,000	100,000
$1.125 billion facility	168,344	173,732
Subtotal (excluding lessor VIE loans)	727,490	732,568
ICBCL VIE loans (1)	580,697	609,220
CCBFL VIE loan (1)	123,524	123,524
CMBL VIE loan (1)	117,536	121,741
COSCO Shipping VIE loan (1)	95,754	97,163
CSSC VIE loan (1)	883,246	897,980
Total debt	2,528,247	2,582,196
Less: Deferred finance charges	(15,057)	(16,837)
Total debt, net of deferred finance charges	2,513,190	2,565,359

At March 31, 2019, our debt can be broken down as follows:

	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
Current portion of long-term debt and short-term debt	179,153	745,315	924,468
Long-term debt	535,506	1,053,216	1,588,722
Total	714,659	1,798,531	2,513,190

(1) These amounts relate to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as variable interest entities (see note 8).

15.    ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss consisted of the following:

(in thousands of $)	Pension and post-retirement benefit plan adjustments	Share of affiliates' comprehensive income (loss)	Total accumulated comprehensive loss
Balance at December 31, 2017	(12,799)	5,030	(7,769)
Other comprehensive income	—	(5,038)	(5,038)
Balance at March 31, 2018	(12,799)	(8)	(12,807)

Balance at December 31, 2018	(9,218)	(19,294)	(28,512)
Other comprehensive loss	—	(1,017)	(1,017)
Balance at March 31, 2019	(9,218)	(20,311)	(29,529)

16.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value of hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at March 31, 2019 and December 31, 2018 are as follows:

		March 31, 2019		December 31, 2018
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Financial assets/(liabilities):
Cash and cash equivalents	Level 1	212,673	212,673	217,835	217,835
Restricted cash and short-term deposits	Level 1	477,598	477,598	486,426	486,426
Current portion of long-term debt and short-term debt (1)(2)	Level 2	(930,465)	(930,465)	(732,184)	(732,184)
Long-term debt - convertible bonds (2)	Level 2	(357,098)	(383,691)	(353,661)	(373,029)
Long-term debt (2)	Level 2	(1,240,684)	(1,240,684)	(1,496,351)	(1,496,351)

Derivatives:
Oil derivative instrument (5)	Level 2	113,110	113,110	84,730	84,730
Interest rate swaps asset (3)	Level 2	6,267	6,267	10,770	10,770
Interest rate swaps liability (3)	Level 2	(746)	(746)	—	—
Foreign exchange swaps liability	Level 2	(668)	(668)	(1,322)	(1,322)
Total return equity swap liability (3)(4)	Level 2	(74,026)	(74,026)	(70,804)	(70,804)
(1) The carrying amounts of our short-term debt approximate their fair values because of the near term maturity of these instruments.
(2) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table above are gross of the deferred finance charges amounting to $15.1 million and $16.8 million at March 31, 2019 and December 31, 2018, respectively.
(3) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, and closing quoted market prices.
(4) The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.
(5) The fair value of the oil derivative instrument was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA. Significant inputs used in the valuation of the oil derivative include management’s estimate of an appropriate discount rate and the length of time to blend the long-term and the short-term oil prices obtained from quoted prices in active markets.

As of March 31, 2019, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	950,000	2019 to 2025	1.28% to 2.37%

In February 2019, we entered into new interest rate swaps with a notional value of $100.0 million and terminated existing interest rate swaps with a notional value of $100.0 million.
The credit exposure of our interest rate and equity swap agreements are represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of March 31, 2019 and December 31, 2018 would be adjusted as detailed in the following table:

	March 31, 2019			December 31, 2018
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	6,267	(746)	5,521	10,770	—	10,770
Total liability derivatives	(746)	746	—	—	—	—

The total return equity swap has a credit arrangement that requires us to provide cash collateral equaling 20% of the initial purchase price and to subsequently post additional cash collateral that corresponds to any unrealized loss. As at March 31, 2019, cash collateral amounting to $86.1 million has been provided.

17.    RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Net revenues (expenses): The transactions with Golar Partners and its subsidiaries for the three months ended March 31, 2019 and 2018 consisted of the following:

	Three Months Ended March 31,
(in thousands of $)	2019	2018
Management and administrative services revenue (a)	2,436	1,889
Ship management fees revenue (b)	1,115	1,300
Interest expense on deposits payable (c)	—	(2,247)
Total	3,551	942

Payables: The balances with Golar Partners and its subsidiaries as of March 31, 2019 and December 31, 2018 consisted of the following:

(in thousands of $)	March 31, 2019	December 31, 2018
Trading balances due from (owing to) Golar Partners and affiliates (d)	(1,600)	4,091
Methane Princess security lease deposit movement (e)	(2,543)	(2,835)
Total	(4,143)	1,256

a)
Management and administrative services agreement - On March 30, 2011, Golar Partners entered into a management and administrative services agreement with Golar Management Limited ("Golar Management"), a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to Golar Partners certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Golar Partners may terminate the agreement by providing 120 days written notice.

b)
Ship management fees - Golar and certain of its affiliates charge ship management fees to Golar Partners for the provision of technical and commercial management of Golar Partners' vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by Golar Management. Golar Partners may terminate these agreements by providing 30 days written notice.

c)	Interest expense on deposits payable

Deferred purchase price - In May 2017, the Golar Tundra had not commenced her charter and, accordingly, Golar Partners elected to exercise the Tundra Put Right to require us to repurchase Tundra Corp at a price equal to the original purchase price. In connection with Golar Partners exercising the Tundra Put Right, we and Golar Partners entered into an agreement pursuant to which we agreed to purchase Tundra Corp from Golar Partners on the date of the closing of the Tundra Put Sale (the "Put Sale Closing Date") in return we will be required to pay an amount equal to $107.2 million (the "Deferred Purchase Price") plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the "Additional Amount"). The Deferred Purchase Price and the Additional Amount shall be due and payable by us on the date of the closing of the Hilli Disposal (see below). We agreed to accept the Deferred Purchase Price and the Additional Amount in lieu of a cash receipt on the Put Sale Closing Date in return we have provided Golar Partners with an option (which Golar Partners have exercised) to purchase an interest in Hilli Corp. We have accounted for $nil and $1.4 million as interest expense for the three months ended March 31, 2019 and 2018, respectively, in relation to the Deferred Purchase Price.

Deposit received from Golar Partners - On August 15, 2017, we entered into the Hilli Sale Agreement with Golar Partners for the Hilli Disposal from the Sellers of the Hilli Common Units in Hilli LLC. On the Closing Date of the Hilli Disposal, Hilli LLC will be the disponent owner of the Hilli. The Disposal Interests represent the equivalent of 50% of the two liquefaction trains, out of a total of four, that are contracted to Perenco and SNH under an eight-year LTA. The sale price for the Disposal Interests is $658 million less 50% of the net lease obligations under the financing facility for the Hilli (the "Hilli Facility") on closing date, plus post-closing purchase price adjustments. Concurrently with the execution of the Hilli Sale Agreement, we received a further $70 million deposit from Golar Partners, upon which we pay interest at a rate of 5% per annum. We have accounted for $nil and $0.9 million as interest expense for the three months ended March 31, 2019 and 2018, respectively, in relation to the $70 million deposit from Golar Partners.

On July 12, 2018, we concluded the Hilli Disposal with Golar Partners, accordingly we applied the Deferred Purchase Price as well as the deposit received from Golar Partners against the disposal.

d)
Trading balances - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees, interest expense and expenses for management, advisory and administrative services and may include working capital adjustments in respect of disposals to the Partnership, as well as charterhire expenses. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to amounts that arose due to the Hilli Disposal, recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us.

e)
Methane Princess Lease security deposit movements - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement. Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess Lease.

Other transactions:

Golar Partners Distributions to us - During the three months ended March 31, 2019 and 2018, we received total distributions from Golar Partners of $9.2 million and $13.1 million, respectively in respect of the common units and general partner units owned by us.

During the three months ended March 31, 2019, Hilli LLC had declared quarterly distributions totaling $3.0 million in respect of the common units owned by Golar Partners. As of March 31, 2019 we have a dividend payable of $3.0 million to Golar Partners.

b) Transactions with Golar Power and affiliates:

Net revenues: The transactions with Golar Power and its affiliates for the three months ended March 31, 2019 and 2018 consisted of the following:

	Three Months Ended March 31,
(in thousands of $)	2019	2018
Management and administrative services revenue	1,599	1,215
Ship management fees income	303	350
Debt guarantee compensation (a)	317	178
Other	—	(123)
Total	2,219	1,620

Payables: The balances with Golar Power and its affiliates as of March 31, 2019 and December 31, 2018 consisted of the following:

(in thousands of $)	March 31, 2019	December 31, 2018
Trading balances due to Golar Power and affiliates (b)	(3,444)	(5,417)
Total	(3,444)	(5,417)

a)
Debt guarantee compensation - In connection with the closing of the formation of the joint venture Golar Power with Stonepeak, Golar Power entered into agreements to compensate Golar in relation to certain debt guarantees relating to Golar Power and its subsidiaries. This compensation amounted to an aggregate of $0.3 million and $0.2 million income for the three months ended March 31, 2019 and 2018, respectively.

b)
Trading balances - Receivables and payables with Golar Power and its subsidiaries are comprised primarily of unpaid management fees, charterhire expenses, advisory and administrative services and may include working capital adjustments in connection with the initial formation of the joint venture and transaction with Stonepeak. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Power and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Power, including ship management and administrative service fees due to us.

Guarantees:

Debt guarantees - The debt guarantees on the Golar Penguin and the Golar Celsius were previously issued by Golar to third party banks in respect of certain secured debt facilities relating to Golar Power and subsidiaries. As described in (a) above we receive compensation from Golar Power in relation to the provision of the guarantees. In addition, a debt guarantee was provided on the newbuild Golar Nanook. The liability which is recorded in "Other non-current liabilities" is being amortized over the remaining term of the respective debt facilities with the credit being recognized in "Other financial items". As of March 31, 2019 and December 31, 2018, the Company guaranteed $385.1 million and $393.5 million, respectively of Golar Power's gross long-term debt obligations. The debt facilities are secured against specific vessels.

c) Transactions with OneLNG and subsidiaries:

Net revenues: The transactions with OneLNG and its subsidiaries for the three months ended March 31, 2019 and 2018 consisted of the following:

	Three Months Ended March 31,
(in thousands of $)	2019	2018
Management and administrative services revenue	—	1,288
Total	—	1,288

Receivables: The balances with OneLNG and its subsidiaries as of March 31, 2019 and December 31, 2018 consisted of the following:

(in thousands of $)	March 31, 2019	December 31, 2018
Trading balances due from OneLNG (a)	8,169	8,169
Total	8,169	8,169

a)
Trading balances - Receivables and payables with One LNG and its subsidiaries are comprised primarily of unpaid management fees, charterhire expenses, advisory and administrative services. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from OneLNG are unsecured, interest-free and intended to be settled in the ordinary course of business. In 2018, it was decided that Golar and Schlumberger will wind down OneLNG and work on FLNG projects as required on a case-by-case basis.

d) Transactions with the Cool Pool:

The table below summarizes our earnings generated from our participation in the Cool Pool:

	Three Months Ended March 31,
(in thousands of $)	2019	2018
Time and voyage charter revenues	24,526	40,476
Time charter revenues - collaborative arrangement	17,144	14,482
Voyage, charterhire and commission expenses	(3,683)	(4,260)
Voyage, charterhire and commission expenses - collaborative arrangement	(10,421)	(19,730)
Net income from the Cool Pool	27,566	30,968

Receivables from other related parties:

(in thousands of $)	March 31, 2019	December 31, 2018
Cool Pool	8,096	43,985
	8,096	43,985

18.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	March 31, 2019	December 31, 2018
Book value of vessels secured against long-term loans	3,182,096	3,244,291

As at March 31, 2019 and December 31, 2018, 21,226,586 Golar Partners common units were pledged as security for the obligations under the Margin Loan Facility.

Capital Commitments

We have agreed contract terms for the conversion of the Gandria to a FLNG. The Gandria is currently in lay-up awaiting delivery to Keppel for conversion. The conversion agreement is subject to certain payments and lodging of a full Notice to Proceed.

UK tax lease benefits

As described under note 30 in our audited consolidated financial statements filed with our annual report on Form 20-F for the year ended December 31, 2018, during 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (''HMRC'') with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor, which could adversely affect our earnings or financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions. The gross cash benefit we received upfront on these leases amounted to approximately £41 million (before deduction of fees).

Of these six leases we have since terminated five, with one lease remaining, being that of the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at March 31, 2019, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us and we remain confident that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe our lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £115.0 million. We are currently in conversation with HMRC on this matter and, as well as continuing to present the factual background of Golar's position, we are progressing the possibility of bringing this inquiry to a mutually satisfactory conclusion. Given the complexity of these discussions, it is impossible to quantify the reasonably possible loss, however we continue to estimate the possible range of exposures as set out above.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Other

In December 2005, we signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt. As at March 31, 2019, we had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

We are party to a shareholders’ agreement with a consortium of investors to fund the development of pipeline infrastructure and a FSRU which are intended to supply two power plants in the Ivory Coast. The project is currently in the initial design phase. Negotiations are underway with third party lenders for the financing of construction costs in the event a positive investment decision is made. During the initial phase of the project, our remaining contractual commitments for this project are estimated to be in the region of €0.5 million to €1.0 million. In the event a positive FID is taken on the project, this could increase up to approximately €15.0 million. This figure is dependent upon a variety of factors such as whether third party financing is obtained for a portion of the construction costs. The timing of this range of payments is dependent on whether and when FID is made, progress of negotiations with lenders for non-investor financing, and the progress of eventual construction work. The nature of payments to the project could be made in a combination of capital contributions or interest-bearing shareholder loans.

In 2017, we commenced arbitration proceedings arising from the delays and the termination of the Golar Tundra time charter with a former charterer. For the period ended March 31, 2019, we recovered $9.3 million in charter earnings, which represents the last installment settlement, recognized in 'Other operating income' in the unaudited consolidated statements of operations.

In relation to our investment in small-scale LNG services provider Avenir LNG Limited ("Avenir") (see note 11), we are party to a combined commitment of up to $182.0 million from initial Avenir shareholders Stolt-Nielsen Limited ("Stolt-Nielsen"), Höegh LNG Holdings Limited ("Höegh") and us. In November 2018, Avenir was capitalised with the placement of 110,000,000 new shares at a par price of US$1.00 per share. Following the initial equity offering, the founding partners are committed to fund $72.0 million of which Golar is committed to approximately $18.0 million.

19.    SUBSEQUENT EVENTS

Greater Tortue / Ahmeyim Project, West Africa

In April 2019, Gimi MS Corporation ("Gimi MS"), a 70% owned subsidiary of Golar, received a firm $700 million underwritten financing commitment for the FLNG Gimi. FLNG Gimi will service the 20-year Tortue contract with BP due to commence in 2022.

Concurrent with receipt of the financing commitment, First FLNG Holdings Pte. Ltd ("FFH"), an indirect wholly owned subsidiary of Keppel Corporation Limited held through Keppel Capital subscribed to 30% of the total issued ordinary share capital of Gimi MS. Gimi MS also issued Keppel Shipyard with a Final Notice to Proceed with FLNG Gimi conversion works that had been initiated under the Limited Notice to Proceed in December 2018. The estimated conversion cost of the Gimi is approximately $1.3 billion.

Golar Viking FSRU project
In April 2019, project developers of the Croatian FSRU facility, LNG Hrvatska issued Golar with a Notice to Proceed with the conversion and subsequent purchase of the 2005 built LNG carrier Golar Viking. The estimated conversion cost, of $102 million, will largely be funded by stage payments from LNG Hrvatska under the agreement. Hudong has been selected as the yard to undertake the requisite conversion works. CSSC Leasing, an affiliate company of the yard, is expected to provide both conversion financing and bridging finance for the current vessel facility between yard entry, expected in 1Q 2020, and sale to LNG Hrvatska for €159.6 million upon completion. Golar will also receive an annual fee to operate the FSRU for 10-years.

Spin-off of our TFDE LNG carriers

In May 2019, our board resolved to proceed with the spin-off of our TFDE LNG carrier business, subject to satisfactory market conditions, and to focus our future activities primarily around FLNG and downstream assets. This will allow LNG shipping investors more direct exposure to the LNG shipping market and reposition our core business toward LNG infrastructure on long-term contracts. We are currently in discussion with other owners of similar tonnage to join the new shipping company and have discussed with Golar Power exchanging one of their LNG carriers for the FSRU Golar Tundra. The management of our vessels will remain with Golar Management Norway AS.

Dividends

On May 21, 2019, we declared a dividend of $0.15 per share in respect of the quarter ended March 31, 2019 to holders of record on June 13, 2019, which will be paid on or about July 3, 2019.